July 9, 2010
Mr. Hugh West
Branch Chief
United States Securities and Exchange Commission
Washington, D.C. 20549

RE:	Seacoast Banking Corporation of Florida Form 10-K for the Fiscal Year Ended December 31, 2009 Form 10-Q for the Fiscal Year Ended March 31, 2010 File No. 000-13660
Dear Mr. West:
     We are in receipt of your comments related to the above filings and are in the process of researching and drafting our response to them. However, due to vacation schedules and staff involved with quarter-end responsibilities, we will need additional time to gather appropriate information and prepare our response. We estimate we will have our response completed by no later than July 31, 2010.
Please feel free to contact me if you have any further comments or questions.
Very Truly Yours,

/s/ William R. Hahl
William R. Hahl
Executive Vice President/ Chief Financial Officer